02030105

SEC MAIL PROCESSING
RECEIVED
MAR 29 2002
WASH, D.C. 305 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
APR 10 2002
THOMSON FINANCIAL

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of March 26, 2002
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-73524
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	ABS Term Sheets provided by UBS Warburg LLC

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

March 26, 2002

By: [signature]
Wade Walker, Senior Vice President - Asset Securitization

EXHIBIT 99.1

ABS Term Sheets provided by
UBS Warburg LLC

[begins on next page]

DAL:349392.1

UBS Warburg

$125MM FHASI 02-2 Group 1
Whole Loan 15YR Fixed-Rate

GWAC	6.550% +/- 10bps
Pass-Through	6.00%
WAM	178 +/- 3 months
California	20% max
WA LTV	63% approx.
WA Loan Size	$475K approx.
Owner Occ.	90% min.
Full/Alt Doc.	90% min.
SFD	90% min.
Avg FICO	735 approx,
AAA Ratings	2 of 3 (S&P, Fitch, or Moodys)
Estimated Subordination Level	1.50% approx.
Pricing Speed	275% PSA
Settlement Date	March 28, 2002

All numbers approximate.
All tranches subject to 5% size variance.

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as tc the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the Description of the Mortgage Pool contained in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

UBS Warburg
$425MM FHASI 02-2
Whole Loan 30YR Fixed-Rate

GWAC	7.020% +/- 10bps
Pass-Through	6.50%
WAM	358 +/- 3 months
California	30% max
WA LTV	68% approx.
WA Loan Size	$450K approx.
Owner Occ.	90% min.
Full/Alt Doc.	90% min.
SFD	90% min.
Avg FICO	735 approx,
AAA Ratings	2 of 3 (S&P, Fitch, or Moodys)
Estimated Subordination Level	3.00% approx.
Pricing Speed	275% PSA
Settlement Date	March 28, 2002

All numbers approximate.
All tranches subject to 5% size variance.

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as tc the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the Description of the Mortgage Pool contained in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

FHMT0202B-FINAL 30 year 6.5's Date:03/21/2002 17:38:49

UBS Warburg LLC Closing Date: 3/28/2002 First Pay: 4/25/2002	CMO Structuring Desk: 212-713-3199 Fax: 212-713-3890 WHOLE 30 year Pricing Speed: 275 PSA WAC:6.99 WAM:357.89	Pac Bands I: 125- 400 II: 140- 275 III: 0- 0 PacI %: 21.92 Indices: 1ML 1.740

Tranche Name	Bal(MM)	Coupon	Payment Window	Aver. Life	Dur	Tx Yr	Spread bp	Yield	Price %	Description	Day Del	Deal%
1A1	47,028,000	6.00000	4/02- 1/17	4.63		4				AAA, PT	24	37.26
1A2	74,844,000	6.00000	4/02- 1/17	4.63		4				AAA, SUPER SNR	24	59.30
1A3	1,000,000	6.00000	4/02- 1/17	4.63		4				AAA, SENIOR SUPPORT TO 1A2	24	0.79
SUB15	3,345,185.44	6.00000										
R	100	6.50000	4/02- 4/02	0.07		2				AAA, R	24	0.00
2A1	206,969,000	6.50000	4/02- 1/16	4.62		4				AAA, SEQ	24	49.33
2A2	12,671,000	6.50000	1/16- 1/32	17.93		30				AAA, SEQ	24	3.02
2A3	24,405,000	6.50000	4/07- 1/32	11.27		10				AAA, NAS	24	5.82
2A15	25,811,000	5.50000	4/03- 8/06	2.82		2				AAA, PACI, SEQ	24	6.15
2A4	16,533,000	2.14000	4/03- 2/10	3.52		3				AAA, PACI, FLT " 1ML + 0.400000 cap: 8.500000	0	3.94
2A5	16,533,000	6.36000	4/03- 2/10	3.52		3				AAA, PACI, NTLIIO " 8.100 + -1.000 * 1ML cap: 8.1000		3.94
2A16	29,016,000	6.25000	8/06- 2/10	6.02		7				AAA, PACI, SEQ	24	6.92
2A17	19,590,000	6.50000	2/10- 7/21	10.84		10				AAA, SUPER SNR	24	4.67
2A18	1,000,000	6.50000	2/10- 7/21	10.84		10				AAA, SENIOR SUPPORT TO 2A17	24	0.24
2A6	11,125,000	6.50000	4/02- 2/10	2.69		2				AAA, PACII "Pac band: 140 to 275 PSA	24	2.65
2A7	21,278,000	6.50000	4/02- 9/06	2.42		2				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	5.07
2A8	10,273,000	6.50000	9/06- 1/14	7.88		7				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	2.45
2A9	8,449,000	6.50000	1/14- 1/32	17.07		30				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	2.01
2A10	10,639,000	6.50000	4/02- 9/06	2.42		2				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	2.54
2A11	2,568,000	6.50000	9/06- 6/10	5.76		5				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	0.61
2A12	2,568,000	6.50000	6/10- 1/14	10.01		10				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	0.61
2A13	1,725,000	6.50000	1/14- 1/32	17.07		30				AAA, RETAIL, BLUE SKY, $1,000 DENOM	24	0.41
2A14	2,500,000	6.50000	1/14- 1/32	17.07		30				AAA, RETAIL, BLUE SKY, $1,000 DENOM, LOTTERY, DEATH PUT	24	0.60
PO	1,302,362.57	0.00000	4/02-12/31	6.00		7				WACPO	24	0.31
IO	373,598,906.24	0.00000	4/02- 1/32	6.11		7				WACIO	24	89.05
SUB30	11,118,276.59	6.50000										
B1	6,822,000	6.38440	4/02- 1/32	10.04		10					24	47.17
B2	3,002,000	6.38440	4/02- 1/32	10.04		10					24	20.76
B3	1,910,000	6.38440	4/02- 1/32	10.04		10					24	13.21
B4	819,000	6.38440	4/02- 1/32	10.04		10					24	5.66
B5	1,091,000	6.38440	4/02- 1/32	10.04		10					24	7.54
B6	819,462.09	6.38440	4/02- 1/32	10.04		10					24	5.67

2A7, 2A8, 2A9, 2A10, 2A11, 2A12, 2A13, 2A14 : blue sky, 1000 denom
2A14: retail, blue sky, death put, lottery, 1000 denom

2A4 : 1ML + 0.400000 cap: 8.500000
2A5 : 8.100 + -1.000 * 1ML cap: 8.100

GROUP1 Sen principal distribution amount:

Pay 1A1, 1A2 and 1A3, pro-rata , until retired;

GROUP2 Sen principal distribution amount:

I.a Allocate 59.9442424838% of the Group2 Senior Principal Distribution Amount, in the following order:
- 1.a Pay 2A3, the NAS Principal Distribution Amount.
- 1.b Pay 2A1, 2A2, in that order, until retired.
- 1.c Pay 2A3, *until retired.*

I.b Allocate 40.0557575162% of the Group2 Senior Principal Distribution Amount, in the following order:
- 1.a Pay bonds until reduced to their Aggregate Planned Balance, in the following order:
  - 1.a.1 Pay 2A4 and 2A15 in the following ratios 33.3341942816% and 66.6658057184% respectively, until 2A15 is retired.
  - 1.a.2 Pay 2A4 and 2A16 in the following ratios 11.1111111111% and 88.8888888889% respectively, until both are retired.
  - 1.a.3 Pay 2A17 and 2A18, pro-rata, until retired.
- 1.b Pay 2A6, until reduced to its Planned Balance.
- 1.c Allocate 66.6666666667% to 2A7, 2A8 and 2A9, in that order, until retired;
  Allocate 33.3333333333% in the following order of priority:
  - i. Pay 2A10, 2A11, 2A12, in that order, until retired;
  - ii. Pay 2A13 and 2A14, pro-rata, until retired;
- *1.d. Pay 2A6, until retired*
- 1.e Pay bonds as in step I.b.1.a without regards to their Aggregate Planned Balance.

balance[2A5] = balance(2A4);

The NAS Principal Distribution Amount will be equal to the sum of the NAS percent of the group2 sen scheduled principal amount and
The NAS percent times the NAS prepay shift of the group2 sen unscheduled principal amount.
The NAS percent will be zero for the first five years and thereafter will be equal to the (2A3 balance) divided by the balance of the Non Po Group2 Sen Certificates.
The NAS prepay shift percent will be zero for the first 5 years and will be 30%, 40%, 60%, 80% and 100% for each year thereafter.
The Subordinates will follow regual shifting interest rules. B1..B6 will be paid from combined group (SUB15 and SUB30).

Tot: 22 419,540,739.16 6.47982 11.68 3.24 -1132.0246 67.61

Type	Balance	Collateral Coupon	Prepay		WAM	Age	WAC
GROUP1							
WHOLE	126,217,185.44	6.000	PSA	275	178	2	6.548
GROUP2							
WHOLE	45,941,832.92	6.316	PSA	275	357	2	6.566
WHOLE	373,598,906.24	6.500	PSA	275	358	1	7.044
# 2	419,540,739.16	6.480			357.9	1.1	

The information herein has been provided solely by UBS Warburg LLC. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the securities and exchange commission.